SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                                  FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act Of 1934.

                        Commission File Number 1-302


                          Arvin Industries, Inc.
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          (Exact name of registrant as specified in its charter)

         One Noblitt Plaza, Box 3000, Columbus, Indiana 47202-3000
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(Address, including zip code, of registrant's principal executive offices)

                              (812) 379-3000
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                   telephone number, including area code

             7 1/2% Convertible Subordinated Debentures Due 2014
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         (Title of each class of  securities covered by this Form)

                 Common stock, par value $2.50 per share,
               together with Preferred Share Purchase Rights
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [ X ]    Rule 12h-3(b)(1)(ii)      [   ]
Rule 12g-4(a)(1) (ii)  [   ]    Rule 12h-3(b)(2)(i)       [   ]
Rule 12g-4(a)(2) (I)   [   ]    Rule 12h-3 (b) (2) (ii)   [   ]
Rule 12g-4(a)(2)(ii)   [   ]    Rule 15d-6                [   ]
Rule 12h-3(b)(1)(i)    [ X ]

      Approximate number of holders of record as of the certification or notice date. None
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      Pursuant to the requirements of the Securities Exchange Act of 1934,
  Arvin industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  DATE: January 30, 1997       BY: /s/  A.R. Sales
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